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December 4, 2012

VIA EDGAR AND EMAIL AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Room 7010 Washington, D.C. 20549-7010 Attn: Perry J. Hindin

Re:	Aetrium Incorporated Definitive Proxy Statement on Schedule 14A filed November 16, 2012 Form 8-K filed November 26, 2012 Response to Staff Comment letter dated November 28, 2012 File No. 000-22166

Dear Mr. Hindin:

On behalf of Aetrium Incorporated, a Minnesota corporation (the “Company”), I am responding to the SEC staff’s comment letter dated November 28, 2012 from you to Patrick J. Pazderka regarding the Company’s Definitive Proxy Statement on Schedule 14A filed on November 16, 2012 and Form 8-K filed November 26, 2012.

The Company’s response is provided below the comment.

Definitive Proxy Statement on Schedule 14A Filed November 16, 2012

1.	Comment:

We note that Aetrium filed a Form 8-K on November 26, approximately two hours and 18 minutes prior to the official start time of the November 26 special meeting, announcing that Aetrium adopted an amendment to Article II Section 8 of its bylaws, effective November 20, 2012, approximately six days prior to the start of the special meeting, to eliminate the ability of shareholders to adjourn the meeting until a quorum shall be present or represented. We also note disclosure in Aetrium’s definitive proxy statement on page 9 under the heading “Record Date and Quorum” indicating that a disagreement existed between Aetrium and the Shareholder Group as to Aetrium’s interpretation of this very same bylaw provision regarding how quorum was to be determined. Please provide us a written response advising us why Aetrium believes its failure to promptly disclose such bylaw amendment in additional definitive materials, so as to provide shareholders with sufficient time within which to consider the ramifications of such change, is consistent with the Company’s obligations under Regulation 14A, including Exchange Act Rule 14a-9. In responding to this comment, please also advise us how Aetrium determined that quorum was not reached at the special meeting. Also advise us what time such determination was made and when such determination was communicated with the shareholders in attendance.

United States Securities and Exchange Commission
December 4, 2012

Response:

The Company believes that its bylaw amendment was disclosed in a timely, appropriate manner consistent with the Company’s obligations under Regulation 14A, including Exchange Act Rule 14a-9.

The Company’s bylaw amendment changed the procedures for adjourning a meeting to a later date to allow time to achieve a quorum.  The Company’s Definitive Proxy Statement did not include any statement of the Company’s adjournment procedures, nor did it include any statement that the procedures would not be changed.  This approach is consistent with Item 21 of Schedule 14A, which describes the disclosure requirements regarding voting procedures and related matters at a meeting of shareholders.  In particular, Item 21(a) of Schedule 14A states that “as to each matter which is to be submitted to a vote of security holders,” disclose “the vote required for approval or election.”  Item 21(b) of Schedule 14 requires the disclosure of “the method by which votes will be counted, including the treatment and effect of abstentions and broker non-votes under applicable state law as well as registrant charter and by-law provisions.”  The Company’s disclosure in its Definitive Proxy Statement fully satisfied these requirements.  Item 21 of Schedule 14A does not require a registrant to disclose or discuss the procedure or requirements for adjournment of a meeting, nor does such procedure for adjournment rise to a level of materiality that it is customary to include such disclosure in a proxy statement or soliciting materials.

The Company does not consider the bylaw amendment material for purposes of filing additional definitive soliciting materials as adjournment was not an item of business at the meeting.  Minnesota Statute 302A.443 limits the items of business at a special meeting of shareholders to only those items contained in the notice of the meeting.1  The Concerned Shareholder Group’s special meeting demand and the Company’s corresponding notice of the special meeting did not include adjournment as an item of shareholder action.  Moreover, neither party solicited proxies in accordance with the SEC staff’s position that Rule 14a-4 does not confer authority to adjourn a meeting to solicit votes using general discretionary voting authority.  The SEC staff has repeatedly stated it requires a separate voting box on a proxy card so that shareholders may decide whether to grant a proxy to vote in favor of adjournment as well as corresponding disclosure within the proxy statement addressing this authority.2  Therefore, neither the Company nor the Concerned Shareholder Group requested or obtained proper proxy authority giving them the ability to adjourn the meeting.

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1	See Minn. Stat. 302A.433, subd. 4.
2
See e.g., SEC Staff Comment Letter – Knape & Vogt Manufacturing Co. (Dated May 18, 2006); SEC Staff Comment Letter – Valley National Gases Inc. (Dated January 4, 2007); SEC Staff Comment Letter – Infusion Brands International, Inc. f/n/a OmniReliant Holdings, Inc. (Dated May 22, 2009); and SEC Staff Comment Letter – Microwave Filter Company, Inc. (Dated January 27, 2012).

United States Securities and Exchange Commission
December 4, 2012

The Company believes it met all of its disclosure requirements by timely filing the bylaw amendment on the third business day following its approval in accordance with the requirements of Form 8-K.3  Moreover, the fact that the bylaw amendment occurred does not alter or change the Company’s original disclosure in its Definitive Proxy Statement since all of such disclosure remains unaffected and true.

With respect to determining quorum, immediately prior to the special meeting, the Company received a report electronically from Broadridge (the independent investor communications solutions provider) indicating that the total number of shares of Aetrium common stock that were “posted” as having voted on any matter presented at the special meeting was 4,396,827 shares, representing 40.78% of the Company’s issued and outstanding common shares.4 Promptly at 4:30 p.m. on the date of the special meeting, the Company instructed all shareholders present at the meeting who intended to vote by ballot or otherwise at the meeting to provide such votes to the inspector of elections (who was present in the back of the meeting room).  Prior to the start of the meeting, the Company had also confirmed with the Concerned Shareholder Group’s sole representative in attendance that all of the Group’s proxies were included in the total votes previously submitted to Broadridge.   Following the collection of documentation relating to the additional votes submitted at the meeting, the inspector of elections reported to the Company that the additional votes submitted by shareholders present at the meeting amounted to less than one thousand additional votes. Accordingly, based on the report of Broadridge immediately before the start of the meeting, and the “update” from the inspector of elections that documentation of less than one thousand additional shares was submitted at the meeting, the Company determined that a quorum was not present at the meeting to conduct business.  At such time, the Company notified the shareholders present at the meeting of the lack of quorum and concluded the meeting.

After you have had an opportunity to review the above response to your comments, please call me at (612) 607-7557 to discuss any further questions or comments you might have concerning the Definitive Proxy Statement or Form 8-K.

Very truly yours,

/s/ Patrick J. Pazderka
Patrick J. Pazderka

cc:  Douglas L. Hemer, Aetrium Incorporated

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3
See General Instructions B.1. to Form 8-K “Unless otherwise specified, a report is to be filed or furnished within four business days after occurrence of the event. If the event occurs on a Saturday, Sunday or holiday on which the Commission is not open for business, then the four business day period shall begin to run on, and include, the first business day thereafter.”

4
Pursuant to the Company’s bylaws, the holders of a majority of the voting power of the shares present in person or by proxy entitled to vote at a meeting will constitute a quorum for purposes of the special meeting. Consistent with prior shareholder meetings of the Company, the Company interprets this provision of its bylaws in a manner consistent with Minnesota statute to require the presence, in person or by proxy, of the holders of a majority of the voting power of the shares entitled to vote at the meeting on the record date as necessary to hold the special meeting. As of the record date (9/28/12), the Company had 10,781,451 shares issued and outstanding, so that a total of at least 5,390,726 shares was needed to have been voted to achieve a quorum.